MAHANAGAR TELEPHONE NIGAM LIMITED (A GOVERNMENT OF INDIA ENTERPRISE) CORPORATE OFFICE	MTNL/SECTT/Stock Exchange/06 April 17, 2006

The Secretary
Mumbai/Delhi/Calcutta/
Madras/NSE/NYSE

Sub:  Unaudited Financial Results (provisional) for the quarter ended on 31st March 2006.

Dear Sir,

We write to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, the 25th April 2006 to inter-alia consider and take on record the Unaudited Financial Results (provisional) of the Company for the quarter ended on 31st March 2006.

A Notice in this regard is being published in the newspapers as per the Listing Agreement.

Thanking you,

Yours faithfully,

/s/ S.C. Ahuja

(S.C. AHUJA)
COMPANY SECRETARY